SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February , 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release	6 February 2006

SkyePharma PLC

SkyePharma makes senior appointments

LONDON, UK, 6 February 2006 - SkyePharma PLC (LSE: SKP; Nasdaq: SKYE) announces that it has appointed a new senior management team comprising Frank Condella as Chief Executive and Dr Ken Cunningham in the newly created post of Chief Operating Officer. This new role will focus on ensuring the effective development of SkyePharma's key products such as FlutiformTM.

Frank C. Condella Jr. was President of the European operations of IVAX prior to its acquisition by Teva for more than $7 billion in 2005. He was closely involved with IVAX's respiratory franchise, one of its three core therapeutic areas, including managing the acquisition and integration of 3M's branded respiratory business. Prior to joining IVAX in 2002, he occupied senior roles at Faulding Pharmaceuticals, Roche, and the Lederle unit of American Home Products. Mr Condella, who is American, has a BS Pharm degree and an MBA from Northeastern University in Boston.

Mr Condella, SkyePharma's newly appointed Chief Executive, said: "I support the near-term strategy recently outlined by the board and am confident that our new management team can effectively implement it. I believe that my experience in growing global pharmaceutical businesses whilst closely managing costs will be an important asset as we work together to build long-term shareholder value."

Dr Ken Cunningham was Chief Executive of the privately owned UK biotechnology company Arakis, recently acquired by the Japanese company Sosei for $200 million. Dr Cunningham has extensive experience in the development of respiratory products and the Arakis lead product, a treatment for chronic obstructive pulmonary disease (COPD), was licensed to Novartis in 2005 in a deal worth up to $375 million. Prior to his appointment to the Arakis role in 2002, he was Vice President, International Affairs for Alza and before that was Vice President for Clinical Development for Sequus Pharmaceuticals. Prior to that he held a variety of clinical development and commercial strategy positions in Glaxo Wellcome and Warner-Lambert. Dr Cunningham qualified from St Mary's Medical School, London University.

Dr Cunningham said: "I am very excited about joining SkyePharma and helping drive the development of new oral and respiratory products, including FlutiformTM which I believe will deliver significant benefit to asthma sufferers. I also look forward to working with Frank Condella and the Board to build a leading international speciality pharmaceutical business."

Dr Jerry Karabelas, SkyePharma's Chairman, said: "I am delighted that Frank and Ken have chosen to join SkyePharma. It is a testament to their character that they have made the decision to come on board at such a challenging moment. They bring a combination of proven skills, relevant experience and strong reputation in the pharmaceutical industry, meaning that SkyePharma now has the ideal team to lead the company forward.

"I hope that the appointment of Frank and Ken will prompt recognition amongst the shareholders who have called for an Extraordinary General Meeting ("EGM") that they are the best possible team to lead SkyePharma. I appeal to them to reconsider their moves to appoint Mr Robert Thian as executive Chairman via an EGM. Both Frank and Ken have current and highly relevant pharmaceutical industry experience. By contrast Mr Thian has not had an executive role in pharmaceuticals since 1989 and has limited visibility in the industry, his most recent experience having been mainly restricted to water utilities and separation technology. I strongly believe that the new team should be given the opportunity to realise the potential in SkyePharma."

Both Mr Condella and Dr Cunningham have expressed their intent to purchase shares in SkyePharma as soon as they are able as a mark of their confidence in SkyePharma and recognition of the potential within the Company.

The selection process
The Board of SkyePharma strives to represent the wishes of all shareholders. The Nominations Committee therefore met with Robert Thian, Chairman of Whatman and Southern Water, and the candidate proposed by a minority group of investors for election to the Board and appointment as Chairman. The possibility of his joining the Board solely as a non executive director was raised but Mr Thian informed the Nominations Committee that he had no interest in non-executive posts. It is the view of the SkyePharma Board that Mr Thian already has substantial board commitments and that adding an executive role at SkyePharma would exceed his available capacity, particularly given the need for him to address the problems at Whatman in light of its recent profits warning.

The Board of SkyePharma believes that, in accordance with best Corporate Governance practice, its Chairman should be non-executive and also that he should have recent relevant experience of the therapeutic areas in which SkyePharma operates. The appointment of Dr Jerry Karabelas as Non-Executive Chairman was announced on 2 February. Dr Karabelas, who had senior roles at two major league pharmaceutical companies as Chief Executive of Novartis Pharma and President of North American operations for SmithKline Beecham, satisfies these requirements, but Mr Thian lacks this crucial experience.

The second major criterion is that SkyePharma needs a senior management team that can work together to maximise the value in the development pipeline. That is why the Board has decided to appoint Dr Karabelas, Mr Condella and Dr Cunningham. In contrast Mr Thian's reputation has been built on restructuring. At Whatman this led to the appointment of three Chief Executives in three years. Three years after his appointment as Chairman, Mr Thian announced yet more changes to his Board last month and conceded that management problems were the cause of Whatman missing market expectations.

Board structure
Michael Ashton will continue to act as SkyePharma's Chief Executive until 1 March, when Frank Condella can take up his appointment, and will remain on the Board as a non-executive director until the next Annual General Meeting ("AGM") in June 2006. Neither Mr. Condella nor Dr. Cunningham will join the Board immediately but it is anticipated that the new executives will join the board prior to the AGM so that their appointments can be voted on by shareholders at that time.

For further information please contact:
SkyePharma PLC
Michael Ashton, Chief Executive	+44 207 491 1777
Peter Laing, Director of Corporate Communications	+44 207 491 5124
Sandra Haughton, US Investor Relations	+1 212 753 5780

Buchanan Communications	+44 207 466 5000
Tim Anderson / Mark Court

Notes for editors

About SkyePharma
SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now eleven approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit www.skyepharma.com.

About SkyePharma's selection process for senior executives

During 2005 Ian Gowrie-Smith, the Company's Non-Executive Chairman, indicated to the Board his intention to stand down when a suitable replacement could be identified. Mr Gowrie-Smith subsequently announced his resignation as Chairman on 23 January 2006. Michael Ashton, Chief Executive, also announced in November last year that it was his intention to retire in 2006 on reaching the age of sixty. In accordance with SkyePharma's Corporate Governance procedure, the Nominations Committee of the Board, comprised of non-executive directors, is charged with reviewing candidates for senior roles and making recommendations to the Board. The Nominations Committee has interviewed a number of candidates for the positions of Chairman, Chief Executive and Chief Operating Officer and has made recommendations to the Board for these appointments. The Board has unanimously approved these recommendations.

Certain statements in this news release are forward-looking statements and are made in reliance on the safe harbour provisions of the U.S. Private Securities Litigation Act of 1995. Although SkyePharma believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will materialize. Because the expectations are subject to risks and uncertainties, actual results may vary significantly from those expressed or implied by the forward-looking statements based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. Factors that could cause differences between actual results and those implied by the forward-looking statements contained in this news release include, without limitation, risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or expanded indications of existing and new products, risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's and its marketing partners' ability to market products on a large scale to maintain or expand market share in the face of changes in customer requirements, competition and technological change, risks related to regulatory compliance, the risk of product liability claims, risks related to the ownership and use of intellectual property, and risks related to SkyePharma's ability to manage growth. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   February 6, 2006